Exhibit 99.3

PRESS RELEASE

AC Immune First Half 2026 Financial and Corporate Update

Focused portfolio of wholly-owned programs approach near-term clinical catalysts as partnered programs generate milestone payments

●	Key advances across pipeline, with further near-term clinical results anticipated for H2 2026
●	Phase 2 VacSYn trial of ACI-7104 in Parkinson’s disease supported by a $4 million grant from The Vijay and Marie Goradia Charitable Foundation
●	Morphomer small molecule program targeting intracellular Tau progresses with Lilly
●	Initiation of Alzheimer’s disease AD4 cohort in ABATE trial triggered $12 million milestone payment from Takeda
●	Cash resources of CHF 75.4 million as of June 30, 2026, provide funding into Q4 2027

Lausanne, Switzerland, August 5, 2026 -- AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company developing targeted therapeutics for neurodegenerative diseases, today provided a corporate and financial update for the half-year ended June 30, 2026.

Martin Zügel, MD, interim CEO of AC Immune and Chair of the Board of Directors, commented: “AC Immune is moving towards key clinical milestones in two of our wholly-owned programs, a growing focus for AC Immune. These data include full results from Part 1 of the VacSYn trial of ACI-7104, our anti-α-syn active immunotherapy in Parkinson’s disease, as well as initial data from our ACI-19764 trial. The important milestone payments in our partnered programs ensure we are funded into Q4 2027, and that we are well-positioned as we approach these near-term clinical results.”

First Half 2026 and Subsequent Highlights:

Wholly-Owned Programs

AC Immune’s wholly-owned pipeline is built around three differentiated programs against α-synuclein, TDP-43, and NLRP3, targeting key mechanisms underlying neurodegenerative disease based on extensive preclinical data. The following updates focus on our clinical stage programs. ACI-7104 is an active immunotherapy targeting pathological α-synuclein in Parkinson’s disease, designed to generate a targeted immune response with the potential to modify disease progression. ACI-19764 is a small-molecule NLRP3 inflammasome inhibitor aimed at reducing neuroinflammation, a fundamental driver of multiple neurodegenerative disorders. ACI-19626 is a first-in-class TDP-43 PET tracer designed to visualize TDP-43 pathology in living patients, addressing a major unmet need in ALS and related diseases. Together, these assets provide multiple near-term data catalysts and showcase AC Immune’s ability to translate deep neuroscience expertise into both therapeutics and diagnostics.

ACI-7104: anti-a-syn active immunotherapy

●	The VacSYn placebo-controlled Phase 2 clinical trial continues, with full results from the complete data set for Part 1 of the trial at week 104 expected to be reported in H2 2026. Clinicaltrials.gov identifier: NCT06015841
●	Part 1 of the ongoing Phase 2 VacSYn trial of ACI-7104 in early Parkinson’s disease (PD) was extended and received support via a research grant of $4 million from The Vijay and Marie Goradia Charitable Foundation.
●	Previously reported interim results from Part 1 at 76 weeks included changes in biomarkers and clinical measures assessed as signals of the potential impact of treatment with ACI-7104.
●	Results to support further development of the program and discussion with regulators to establish a clinical development plan towards registration.

ACI-19764: brain penetrant NLRP3 inhibitor

●	Phase 1 trial in healthy volunteers continues, with initial SAD/MAD and pharmacodynamics results expected in the near future.
●	These will be followed later in H2 2026 by Phase 1b results on reductions in hsCRP levels in a cohort of patients with CV-risk factors and elevated hsCRP on entry into the trial.

ACI-19626: TDP-43 PET tracer

●	Presented new preliminary results from a Phase 1 clinical trial of first-in-class TDP-43 positron emission tomography (PET) tracer ACI-19626 showing increased uptake in the brains of patients with amyotrophic lateral sclerosis (ALS).

Partnered Programs

AC Immune’s partnered portfolio validates the strength of its neuroscience platform through collaborations with leading global pharmaceutical companies. The pipeline includes anti-amyloid and anti-tau programs developed in collaboration with Takeda, Lilly, and Janssen, leveraging AC Immune’s expertise in protein misfolding and neurodegenerative disease biology. The portfolio also includes diagnostic imaging assets developed with partners to improve patient identification, stratification and treatment monitoring. These partnerships provide access to substantial development resources, milestone and royalty opportunities, and multiple clinical catalysts.

ACI-24: anti-Abeta active immunotherapy

●	Dosed the first patients in Cohort AD4 in the ongoing Phase 1b/2 ABATE trial of ACI-24 to treat prodromal Alzheimer’s disease (AD). Cohort AD4 is evaluating enhancing ACI-24 with an additional adjuvant to boost immunogenicity. Following the cohort initiation, a $12 million milestone payment from partner Takeda was triggered.
●	Reported high level interim data from the first three cohorts (AD1, AD2 & AD3) of 74 prodromal AD patients in the ABATE trial, following 12 months of treatment. ACI-24 has been generally safe and well tolerated, with no evidence of amyloid-related imaging abnormalities-edema (ARIA-E). Anti-Abeta antibody responses were detected at every dose level.

Morphomer-Tau small molecule program

●	Amended agreement with Lilly continues the research and collaboration to include development of new lead Tau Morphomer® candidates and potential back-up compounds, reflecting growing excitement for targeting intracellular Tau and significant progress made with our Morphomer small molecules.
●	AC Immune received a CHF10 million upfront payment and will receive a subsequent milestone payment subject to Phase 1 dosing, in addition to other potential development, regulatory and commercial milestones of over CHF1.7 billion, plus tiered percentage royalty payments in the low double digits, as previously disclosed.

Corporate Governance

●	After long service Dr Andrea Pfeifer retired from her role as Chief Executive Officer (CEO) of AC Immune at the Annual General Meeting (AGM) to spend more time with her family. AC Immune’s Board of Directors appointed the Chair, Dr Martin Zügel, to serve as interim CEO whilst a diligent search for a permanent successor continues apace.
●	All agenda items at the AGM were approved by shareholders.

Anticipated 2026 Milestones

Program	Milestone	Expected in
ACI-7104.056 anti-a-syn active immunotherapy	Final data from Part 1 of the Phase 2 VacSYn trial in PD	H2 2026
ACI-19764 NLRP3 inhibitor	Results from Phase 1 trial in healthy volunteers	H2 2026
	Results from Phase 1b in patient cohort	H2 2026
Morphomer a-syn aggregation inhibitor	Lead declaration	H2 2026

Analysis of Financial Statements for the Half-year Ended June 30, 2026

●	Cash Position: The Company had total cash resources of CHF75.4 million (CHF91.4 million as of December 31, 2025), composed of CHF27.8 million in cash and cash equivalents and CHF47.6 million in short-term financial assets. The Company’s cash resources are expected to provide sufficient capital to last into Q4 2027, excluding potential milestone payments.
●	Revenue: Total revenues for the six months ended June 30, 2026 were CHF16.2 million compared with CHF2.3 million for the same period in 2025. The increase was due to the achievement of milestones following the amended Lilly agreement resulting in CHF11.0 million of revenue recognized, and efforts under the Takeda arrangements resulting in CHF5.2 million of revenue recognized.
●	R&D expenditures: R&D expenses for the six months ended June 30, 2026, were CHF22.2 million, compared with CHF32.7 million for the comparable period in 2025. The decrease was partly due to lower personnel and operational spend of approximately CHF4.9 million, largely as a result of our pipeline focus initiatives announced in Q3 2025. Additional decreases of CHF5.8 million resulted from lower spend in our clinical programs including our active immunotherapy programs which had non-recurring manufacturing costs in the prior period. These decreases were offset by increased costs of CHF1.9 million relating to our NLRP3 inhibitor small molecule entering Phase 1 clinical development.
●	G&A expenditures: G&A expenses in the period were CHF7.7 million in the period ended June 30, 2026, compared to CHF8.3 million for same period in 2025. The decrease reflects the lower personnel costs as a result of our pipeline focus initiatives announced in Q3 2025.
●	Financial result: The financial result was a gain of CHF0.7 million for the period, compared with a loss of CHF1.5 million for the comparable period. The change was primarily driven by an increase in foreign exchange gains of CHF2.9 million, partially offset by a decrease in interest income earned on short-term financial assets of CHF0.7 million.

IFRS loss for the period: The Company had a net loss of CHF12.9 million for the period ended June 30, 2026, compared to CHF40.2 million for the same period in 2025.

About AC Immune SA

AC Immune (NASDAQ: ACIU), is a clinical stage biopharmaceutical company developing a pipeline of products, including both active immunotherapies and small molecules, targeting key misfolded proteins and pathways for the treatment of multiple neurodegenerative diseases. The company has a growing focus on its wholly owned proprietary clinical stage programs, including: ACI-7104, an active immunotherapy targeting α-synuclein (α-syn) in Parkinson's disease; and ACI-19764, a small molecule inhibitor of the NLRP3 inflammasome. In addition, an early-stage small molecule development program targeting intracellular a-syn is advancing towards the clinic. ACIU has a strong track record of securing strategic partnerships with leading global pharmaceutical companies resulting in substantial non-dilutive funding and >$4.5 billion in potential milestone payments. ACIU’s pharma partnered programs, all in Alzheimer’s disease, include: a collaboration on ACI-24, an active immunotherapy targeting Abeta; a collaboration on ACI-35 targeting phospho-Tau; and a collaboration developing brain-penetrant small molecule drugs targeting intracellular pathologic Tau.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CA, CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Optimum Strategic Communications Nick Bastin, Joshua Evans, Aoife Minihan, Ben Cowe Phone: +44 (0) 20 4566 8543 Email: acimmune@optimumcomms.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

	As of
	June 30,	December 31,
	2026	2025
Assets
Non-current assets
Property, plant and equipment	1,919	1,989
Right-of-use assets	4,080	4,540
Intangible asset	50,416	50,416
Long-term financial assets	585	584
Total non-current assets	57,000	57,529

Current assets
Prepaid expenses	4,399	3,972
Accrued income	209	360
Other current receivables	3,514	978
Accounts receivable	9,922	—
Short-term financial assets	47,600	64,617
Cash and cash equivalents	27,757	26,795
Total current assets	93,401	96,722
Total assets	150,401	154,251

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	2,263	2,253
Share premium	483,550	481,863
Treasury shares	(213)	(218)
Currency translation differences	9	7
Accumulated losses	(450,440)	(439,021)
Total shareholders’ equity	35,169	44,884

Non-current liabilities
Long-term deferred income	1,830	—
Long-term deferred contract revenue	806	2,339
Long-term lease liabilities	3,267	3,689
Net employee defined benefit liabilities	9,090	8,646
Total non-current liabilities	14,993	14,674

Current liabilities
Trade and other payables	1,513	2,068
Accrued expenses	7,122	8,067
Short-term deferred income	1,292	—
Short-term deferred contract revenue	89,477	83,706
Short-term lease liabilities	835	852
Total current liabilities	100,239	94,693
Total liabilities	115,232	109,367
Total shareholders’ equity and liabilities	150,401	154,251

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands, except for per-share data)

	For the Six Months
	Ended June 30,
	2026	2025
Revenue
Contract revenue	16,232	2,296
Total revenue	16,232	2,296

Operating expenses
Research & development expenses	(22,220)	(32,742)
General & administrative expenses	(7,714)	(8,334)
Other operating income/(expense), net	107	21
Total operating expenses	(29,827)	(41,055)
Operating loss	(13,595)	(38,759)

Financial income	399	1,145
Financial expense	(126)	(103)
Exchange differences	395	(2,501)
Finance result, net	668	(1,459)

Loss before tax	(12,927)	(40,218)
Income tax expense	—	—
Loss for the period	(12,927)	(40,218)
Loss per share:
Basic and diluted loss per share for the period attributable to equity holders	(0.13)	(0.40)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

	For the Six Months
	Ended June 30,
	2026	2025
Loss for the period	(12,927)	(40,218)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences:	2	9
Other comprehensive income/(loss)	2	9
Total comprehensive loss, net of tax	(12,925)	(40,209)